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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2014** (MM/DD/YY) AND ENDING **MARCH 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GROWTH VENTURE PARTNERS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 SKI SLOPE CIRCLE
(No. and Street)

LAS VEGAS	**NEVADA**	**89117**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELI GABAY — **(305) 600-3396**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ELI GABAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or GROWTH VENTURE PARTNERS, INC., as of MARCH 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[Signature] 5/11/2015
Signature

PRESIDENT
Title

See attached Certificate
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of Nevada } ss.
County of Clark

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ________________
2 ________________
3 ________________
4 ________________
5 ________________
6 ________________
7 ________________

Signature of Document Signer (Affiant) No. 1

Signature of Document Signer (Affiant) No. 2 (if any)

Subscribed and sworn to (or affirmed) before me

this 11TH day of May, 2015, by
Date *Month* *Year*

(1) Eli Gabay
Name of Signer No. 1

(2) N/A
Name of Signer No. 2 (if any)

[signature]
Signature of Notary Public

GALINA KIROVA
Notary Public, State of Nevada
Appointment No. 10-1103-1
My Appt. Expires Dec 18, 2017

Place Notary Seal/Stamp Above

Dec. 18, 2017
Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

Not required by law, this information can be useful to those relying on the document and prevent fraud.

Further Description of Any Attached Document

Title or Type of Document: US SEC-Annual Audited Report Form X-17A-5 Part III

Document Date: 5/11/2015 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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© 2010 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #15924

GROWTH VENTURE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	9,609
Prepaid expenses		654
Total assets:	$	10,263

LIABILITIES

Current Liabilities:		
Accounts Payable	$	25
Total liabilities:		25

STOCKHOLDER'S EQUITY

Stockholders' equity:		
Common stock, $0.50 par value; 1,000,000 shares authorized, 200 issued and outstanding		100
Additional paid-in capital		92,030
Retained earnings		(81,892)
Total shareholders' equity:		10,238
Total liabilities and shareholders' equity:	$	10,263

The accompanying notes are an integral part of these financial statements.